SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 August 2012

 LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- _______

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos.
333-167844 and  333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

Exhibit	Document
1	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preference Dividends.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

16 August 2012

	By:	/s/ G Culmer
		Name:	G Culmer
		Title:	Group Finance Director Lloyds Banking Group plc

Exhibit 1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends:

		Year ended
Earnings (1)	Six months ended 30 June 2012	31 Dec 2011	31 Dec 2010	31 Dec 2009	31 Dec 2008(2)	31 Dec 2007(2)
	£m	£m	£m	£m	£m	£m
Profit (loss) before tax	(439)	(342)	(2,919)	1,042	760	3,999
Remove: Share of losses / (profits) from joint ventures and associates	(13)	(31)	88	752	(4)	(10)
Add: Dividends received from joint ventures and associates	1	6	1	21	2	2
Add: Fixed charges	8,344	14,221	17,173	19,866	10,352	11,208
Earnings	7,893	13,854	14,343	21,681	11,110	15,199

Fixed charges

Interest expensed and capitalised (3)	8,291	14,097	17,034	19,730	10,277	11,138
Estimated interest included within rental expense (4)	53	124	139	136	75	70
Fixed charges	8,344	14,221	17,173	19,866	10,352	11,208

Preference dividends (5)	-	-	-	-	-	-

Combined fixed charges and preference dividends	8,344	14,221	17,173	19,866	10,352	11,208

Ratios
Ratio of earnings to fixed charges	N/A	N/A	N/A	1.09	1.07	1.36
Ratio of earnings to combined fixed charges and preference dividends	N/A	N/A	N/A	1.09	1.07	1.36

In the six months ended 30 June 2012 earnings were inadequate to cover fixed charges by £451 million and to cover combined fixed charges and preference dividends by £451 million.

In the year ended 31 December 2011 earnings were inadequate to cover fixed charges by £367 million and to cover combined fixed charges and preference dividends by £367 million.

In the year ended 31 December 2010 earnings were inadequate to cover fixed charges by £2,830 million and to cover combined fixed charges and preference dividends by £2,830 million.

Notes

(1)
For the purposes of these ratios, earnings consist of profit before tax, less the unremitted income of joint ventures and associates plus fixed charges.  Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)
The profit before tax for 2008 and 2007 was restated in 2009 to show the impact of the amendment to IFRS 2 Share-based Payment, which was adopted in the Group's 2009 consolidated financial statements, as disclosed in note 1 on page F-11 of the Group's 2010 Annual Report on Form 20-F.

(3)
Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “interest and similar expense” as well as interest expense from the trading book included within “other operating income”.

(4)
Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(5)
There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.